

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2021

Joseph Mahavuthivanij
Chief Executive Officer
Mythic Collection, LLC
16 Lagoon Ct.
San Rafael, CA 94903

> **Re: Mythic Collection, LLC**
> **Post-qualification Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed December 18, 2020**
> **File No. 024-10983**

Dear Mr. Mahavuthivanij:

    We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 3 to Offering Statement on Form 1-A

General

1.   Please amend your offering circular to include the Principal Interest Holders disclosure referenced on page 22.

2.   It appears that the landing page of your public website includes language that may be an offer with respect to series that have been qualified and a solicitation of interest with respect to series that may be qualified in the future. Please update your website to include a hyperlink to the most recent offering circular for each series, as required under Rule 251(d)(1)(iii) of Regulation A, and appropriate legends, as required under Rule 255 of Regulation A. Make conforming changes to the other tabs of your website, as appropriate. Alternatively, please provide us with your legal analysis as to why you do not believe you are required to include the legend and hyperlink on your website.

     We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at (202) 551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services